UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

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[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  1-3215

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JOHNSON & JOHNSON
SAVINGS PLAN FOR
UNION REPRESENTED EMPLOYEES

(Full title of the Plan)

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.                       Financial Statements and Exhibits

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Signatures

Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Exhibits:

23.  Consent of PricewaterhouseCoopers LLP, dated June 25, 2013

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

Date: June 25, 2013	By:	/s/ Peter Fasolo
Peter Fasolo
Chairman, Pension and Benefits Committee

JOHNSON & JOHNSON SAVINGS PLAN

FOR UNION REPRESENTED EMPLOYEES
__________________

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Johnson & Johnson Savings Plan for Union Represented Employees
Index to Financial Statements
December 31, 2012 and 2011

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 12

Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Johnson & Johnson Savings Plan for Union Represented Employees
and the Pension and Benefits Committee of Johnson & Johnson

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Savings Plan for Union Represented Employees (the “Plan”) at December 31, 2012 and December 31, 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 25, 2013

Johnson & Johnson Savings Plan for Union Represented Employees
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$52,302,145	$48,135,188
Total investments	52,302,145	48,135,188
Receivables	—	—
Employee contributions	—	53,615
Employer contributions	—	19,743
Total receivables	—	73,358
Total assets	52,302,145	48,208,546
Liabilities
Accrued expenses	30,750	31,985
Total liabilities	30,750	31,985
Net assets available for benefits, at fair value	52,271,395	48,176,561
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(342,002)	(263,762)
Net assets available for benefits	$51,929,393	$47,912,799

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Savings Plan for Union Represented Employees
Statement of Changes in Net Assets Available for Benefits
December 31, 2012

Additions to net assets attributed to	2012
Investment Income/Loss
Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss	$4,573,577
Contributions
Employee contributions	3,179,420
Employer contributions	1,111,988
Total additions	8,864,985
Deductions from net assets attributed to
Benefits paid to participants	4,679,067
Administrative expenses	169,324
Total deductions	4,848,391
Net increase/(decrease)	4,016,594
Net assets available for benefits
Beginning of year	47,912,799
End of year	$51,929,393

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2012 and 2011

1.    Description of the Plan

General
The Johnson & Johnson Savings Plan for Union Represented Employees (the “Plan”) is a participant directed defined contribution plan which was established on January 1, 1993 by Johnson & Johnson (“J&J” or the “Company”).  The Plan was designed to enhance the existing retirement program of eligible employees covered under collective bargaining agreements with the Company.  The funding of the Plan is made through employee and Company contributions.  The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”).  Transactions in the Trust are executed by the trustee, State Street Trust Company (“State Street” or “Trustee”).  Recordkeeping services are provided by Aon Hewitt. The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share of the Trust.

This brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for complete information.

Contributions
In general, full-time employees 21 years or older represented by a collective bargaining unit participating in the Plan with at least one year of eligible service can contribute to the Plan.

Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants.  Participating employees may contribute a minimum of $0.20 per hour up to a maximum of $6.00 per hour of the first forty hours worked in each payroll week, depending on the negotiated contract rate.  All contributions are on a pre-tax basis and may not exceed $17,000 in 2012.

Participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up contributions”) above the annual Internal Revenue Service ("IRS") limitations up to $5,500 in 2012.  Participants can elect an amount to be contributed from each paycheck as their catch-up contribution.  This amount will be in addition to the pre-tax cents per hour contribution participants have elected. The catch-up contribution is not eligible for the Company matching contribution.

After one year of eligible service, the Company contributes to the Plan an amount equal to 50% of the employee directed contributions on the first $0.20 to $3.00 per hour of the participant’s contribution (depending on the negotiated collective bargaining agreement). The Company matching contribution is comprised of cash and invested in the current investment fund mix chosen by the participant.

Investments
Participants may invest in one or more of the nine investment funds offered by the Plan.  Each of the funds represents a mix of various investments. The investment mix chosen by the participant will apply to employee and Company matching contributions.

Participants receive dividends on Johnson & Johnson Common Stock shares held in the Johnson & Johnson Stock Fund.  The dividends are automatically reinvested in the Johnson & Johnson Stock Fund unless specific elections are made to receive a cash payment. The 2012 dividend pass-through amount paid to participants of $44,613 is reflected in benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.  For all other funds the Trustee reinvests all dividend and interest income.

Vesting
A participant’s interest in his/her account, including participant contributions, Company contributions and earnings thereon, is always fully vested.  As a result, there are no forfeitures under the Plan.

Payment of Benefits
Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions.  Participants are entitled to benefits provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses, which have been allocated to the participant’s account balance.

Benefits are also paid to participants upon termination of employment, long-term disability or retirement.  Participants can elect to defer payment until age 65.  Distributions are paid in a lump sum payment for all fund balances. Participants have

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2012 and 2011

the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson Common Stock (plus cash for fractional shares) for lump sum distributions other than a hardship.

A participant’s account may be distributed to his/her beneficiaries upon the participant’s death in the same manner described for participants.

Administrative Expenses
All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Termination
Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition of the Trust
The Plan’s interest in the Trust is stated at fair value. The investment in the Trust represents the Plan's interest in the net assets of the Trust.

As the investment funds contain various underlying assets such as stocks and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds.  The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds.  Each fund’s net asset value for a single unit is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

Purchases and sales of securities are recorded on a trade-date basis.  Gains and losses on the sale of investment securities are determined on the average cost method.  Dividend income is recorded on the ex-dividend date.  Interest income and administrative expenses are recorded on an accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the investment income/(loss) for the Plan's interest in the Trust which consists of the Plan’s allocated change in unrealized appreciation and depreciation of the underlying investments, realized gains and losses on sales of investments and investment income/(loss).

Payment of Benefits
Benefits are recorded when paid.

Derivatives
The Trust will invest in securities from time to time that are denominated in currencies other than the U.S. dollar.  To hedge against adverse changes in foreign exchange rates relating to non-U.S. dollar denominated investments, the Trust may enter into forward foreign exchange contracts.  The holder is exposed to credit risk for nonperformance and to market risk for changes in interest and currency rates.

Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Net Assets Available for Benefits. The Trust attempts to mitigate this credit risk by utilizing the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments, and through structured trading with reputable parties and continual monitoring procedures.  Accordingly, the Trust does not anticipate losses for nonperformance.  The Trust does not require collateral or other security to support forward foreign exchange contracts.  The Trust accounts for forward foreign exchange contracts at fair value. Fair value for exchange contracts is determined by the present value of future cash flows converted to U.S. dollars at the current spot exchange rate.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2012 and 2011

date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and when applicable disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reporting of Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment amounts are reported at fair value. Contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

3.    Master Trust

a.  Fair Value Measurements

The Plan’s valuation methodologies were applied to all of the Trust's investments carried at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Recent Accounting Pronouncements
In December 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) related to disclosures about offsetting assets and liabilities in financial statements. The amendments in this update require an entity to disclose both gross and net information for derivatives and other financial instruments that are either offset in the statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. The ASU is effective during interim or annual reporting periods beginning on or after January 1, 2013. At this time, management is evaluating the implications of this requirement and the impact it will have on the financial statements and disclosures.

Valuation Hierarchy
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•    Level 1 – quoted prices (unadjusted) for identical assets or liabilities in active markets.

•    Level 2 – quoted prices for identical assets or liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•    Level 3 – inputs are unobservable and significant to the fair value measurement. These are usually negotiated prices between two parties.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2012 and 2011

Following is a description of the valuation methodologies used for the investments measured at fair value.

•    Short-term investments – Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1.  Other investments are through investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.

•    Government & agency issues – The assets are comprised of government and agency securities and U.S. Treasury Bills and Notes of varying maturities. Level 2 fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 3 government and agency issues are priced based on unobservable inputs, usually negotiated prices.

•    Corporate debt - A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2.  Level 3 debt instruments are priced based on unobservable inputs, usually negotiated values agreed to by the interested parties.

•    Common and preferred stocks - U.S. and International common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common and preferred stocks are classified within Level 1 of the valuation hierarchy. Level 3 common and preferred stocks are priced based on unobservable inputs, usually negotiated prices.

•    Common Collective Trusts ("CCTs") – The fair market value of all CCT interests have been determined using NAV and are used for expedience purposes. The NAV is based on the value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding.  CCTs that have a quoted market price in markets that are not active are classified as Level 2. A majority of the CCTs are used for liquidity purposes for both the defined benefit and defined contribution plans within the Trust. The CCTs are primarily passive funds that provide daily liquidity for the various Plan investment options. Participant directed purchases and sales are at the NAV. At December 31, 2012, approximately 70% of the CCTs are invested in passive strategies that mimic the indices, and 30% are invested in active strategies. Additionally, 73% of the active and passive CCTs are invested in U.S. equities, with the remainder in International equities, U.S. bonds and emerging markets. Any Plan Sponsor sales may be subject to gate keeping restrictions.

•    Guaranteed Investment Contracts ("GICs") – Traditional GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations while considering the creditworthiness of the issuer, and are classified as Level 3.  The fair value of the synthetic GIC is based on the underlying investments held in separate account portfolios. As of December 31, 2012, the portfolio of assets underlying the synthetic GIC includes government and agency securities (66%), corporate debt (24%), asset-backed debt (6%), and other securities (4%), which are selected at the discretion of the investment managers and are subject to the investment guidelines negotiated with the synthetic contract provider. The synthetic GIC and related investments are classified as Level 2. The synthetic GIC has a fair value of $839,972,329 and $804,700,000 at December 31, 2012 and 2011, respectively.

•    Other assets - Other assets are represented primarily by Limited Partnerships ("LPs"), as well as commercial loans and mortgages that are not classified as corporate debt. Other assets, that are exchange listed and actively traded, are classified as Level 1 while inactively traded assets are classified as Level 2. The LPs and other assets valued using unobservable inputs are classified as Level 3. The fair market value of all LP interests has been determined using NAV and used for expedience purposes. At December 31, 2012, approximately 50% of the LP investments were in Emerging Market Equities with the remaining 50% in private equity investments.

At December 31, 2012 and 2011, the Trust had unfunded commitments of underlying funds of the LP investments of $69,993,588 and $77,818,548, respectively. These commitments are expected to be satisfied with new cash flows, distributions from existing funds, reinvestment of proceeds and /or from selling existing investments. The LP investments have target review dates ranging from 2012 through 2022 with renewal options available to the Plan.  The Trust's investments in the LPs are not redeemable at any point in time.

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2012 and 2011

2012 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$18,938,427	$956,723,711	$—	$975,662,138
Government and agency securities	—	1,478,142,559	—	1,478,142,559
Corporate debt
S&P Rated AAA to BBB-	—	808,550,175	1,206,641	809,756,816
S&P Rated below BBB-	—	205,867,694	—	205,867,694
S&P Not Rated	—	47,631,193	3,256,965	50,888,158
Total Corporate Debt	—	1,062,049,062	4,463,606	1,066,512,668
Preferred stocks	24,427,645	—	—	24,427,645
Common stocks
U.S. Large Cap	6,408,851,030	—	—	6,408,851,030
U.S. Mid Cap	902,848,014	—	—	902,848,014
U.S. Small Cap	656,897,048	—	—	656,897,048
Total U.S. Common stocks	7,968,596,092			7,968,596,092
International Common stocks	2,804,194,479	—	—	2,804,194,479
Total Common stocks	10,772,790,571	—	—	10,772,790,571

Common Collective Trusts	—	4,578,117,540	—	4,578,117,540
Other assets and liabilities, net	552,378	73,926,312	112,553,067	187,031,757
Trust investments at fair value	10,816,709,021	8,148,959,184	117,016,673	19,082,684,878
Guaranteed/Synthetic investment contracts	—	839,972,329	1,158,115,404	1,998,087,733
Total Master Trust investments	$10,816,709,021	$8,988,931,513	$1,275,132,077	$21,080,772,611
Receivables				260,429,086
Payables				(323,993,736)
Adjustment from fair value to contract value for fully responsive benefit contracts				(47,493,797)
Net investment in Master Trust				$20,969,714,164

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2012 and 2011

2011 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$16,652,475	$979,937,209	$—	$996,589,684
Government and agency securities	—	1,259,285,829	1,334,438	1,260,620,267
Corporate debt
S&P Rated AAA to BBB-	—	736,082,334	1,421,472	737,503,806
S&P Rated below BBB-	—	190,547,843	2,345,880	192,893,723
S&P Not Rated	—	63,251,013	6,379,921	69,630,934
Total Corporate Debt	—	989,881,190	10,147,273	1,000,028,463
Preferred stocks	—	—	—	—
Common stocks
U.S. Large Cap	5,674,340,235	—	—	5,674,340,235
U.S. Mid Cap	790,447,250	—	—	790,447,250
U.S. Small Cap	609,806,522	71,684	217	609,878,423
Total U.S. Common stocks	7,074,594,007	71,684	217	7,074,665,908
International Common stocks	2,343,743,948	—	4,568	2,343,748,516
Total Common stocks	9,418,337,955	71,684	4,785	9,418,414,424

Common Collective Trusts	—	2,754,095,371	—	2,754,095,371
Other assets and liabilities, net	—	205,264,882	106,174,568	311,439,450
Trust investments at fair value	9,434,990,430	6,188,536,165	117,661,064	15,741,187,659
Guaranteed/Synthetic investment contracts	—	804,700,000	1,210,111,168	2,014,811,168
Total Master Trust investments	$9,434,990,430	$6,993,236,165	$1,327,772,232	$17,755,998,827
Receivables				165,327,565
Payables				(186,208,236)
Adjustment from fair value to contract value for fully responsive benefit contracts				(39,065,999)
Net investment in Master Trust				$17,696,052,157

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Trust’s Level 3 assets for the year ended
December 31, 2012.

	Government Securities	Corporate debt	Common stocks	Other assets	Guaranteed investment contracts	Totals
Balance December 31, 2011	$1,334,438	$10,147,273	$4,785	$106,174,568	$1,210,111,168	$1,327,772,232
Realized (losses) gains	—	174,190	(463,095)	355,800	—	66,895
Unrealized gains (losses) for assets still held at December 31, 2012	—	134,684	458,527	(3,697,406)	—	(3,104,195)
Transfers in	—	—	—	1,446	—	1,446
Transfers out	(1,334,438)	(1,495,107)	(217)	—	—	(2,829,762)
Purchases	—	516,441	—	19,931,394	767,360,781	787,808,616
Sales	—	(5,013,875)	—	(10,212,735)	(818,425,202)	(833,651,812)
Change in adjustment from fair value to contract value	—	—	—	—	(931,343)	(931,343)
Balance December 31, 2012	$—	$4,463,606	$—	$112,553,067	$1,158,115,404	$1,275,132,077

Transfers into, and out of, Level 3 are valued utilizing values as of the beginning of the period. There were no significant transfers between Level 1, 2 or 3 assets.

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2012 and 2011

The assets of the Plan are maintained in the Trust.  The Plan holds approximately 0.2% and 0.3%, respectively, of the Trust’s net assets as of December 31, 2012 and 2011.  The Plan’s sole investment is its interest in the Trust and therefore is greater than 5% of Plan assets. Net assets, income, and expenses are allocated to the Plan based on the total of each participant’s share in the respective funds.

The net investment income of the Trust was composed of the following:

	December 31,
	2012	2011
Net appreciation (depreciation ) in fair value of investments
Short term investment funds	$2,201,697	$(157,690)
Government and agency securities	17,273,917	210,373,815
Corporate debt	80,689,152	44,457
Preferred stocks	3,935,651	(1,767,256)
Common stocks	1,319,171,493	(343,167,284)
Common Collective Trusts	364,420,349	(41,195,426)
Other assets	42,714,349	(57,869,571)
Receivables and payables	(144,582)	52,820
	1,830,262,026	(233,686,135)
Interest	188,437,498	201,789,597
Dividends	273,297,971	242,325,936
Net investment income	$2,291,997,495	$210,429,398

    b.       Guaranteed and Synthetic Investment Contracts

The Trust holds investments in traditional and synthetic GICs.  The weighted average insurance financial strength rating of the insurers for these contracts is AA-.  These investments are recorded at their fair values. The traditional GICs’ contract value represents contributions made under the contract and reinvested income, less any withdrawals. The synthetic GICs are recorded at fair value, which represents the value of the underlying assets owned by the Trust plus the amount designed to smooth the impact of normal market fluctuations on those assets. Both the traditional and synthetic GICs are fully benefit-responsive.  Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by an insurance company, which are backed by the general account of that insurer. The contract value of the traditional GICs was $1,150,304,747 and $1,201,369,168 at December 31, 2012 and 2011, respectively. The fair value of the traditional GICs, as determined by using discounted cash flows, was $1,158,115,404 and $1,210,111,168 at December 31, 2012 and 2011, respectively. The unobservable inputs which dictate fair value consist of the discount rates, which have a range of .33% to 1.11%, and the contract rates, which range between .65% and 3.49%. An increase in the discount rate will cause a decrease in fair value, while a decrease in the discount rate will increase fair value. An increase in the contract rate will cause an increase in fair value, while a decrease in the contract rate will result in a decrease in fair value.

The synthetic GIC provides a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust.  The portfolio of assets, overall of AA credit quality, underlying the synthetic GIC primarily includes government and agency securities, corporate debt, and asset backed securities. The contract value of the synthetic GIC was $800,289,189 and $774,376,001 at December 31, 2012 and 2011, respectively. The fair value of the synthetic GIC is based on the fair value of the underlying pool of securities, and at December 31, 2012 and 2011 was $839,972,329 and $804,700,000, respectively.

The crediting interest rates for the synthetic GIC is calculated on a monthly basis using the contract value, and the market value, yield and duration of the underlying securities, and cannot be less than zero. The crediting interest rates for the traditional GICs are agreed to in advance with the issuer.  The crediting interest rate for the contracts at December 31, 2012 and 2011 was 2.43% and 3.25%, respectively. In the event of extreme changes in interest rates, the crediting rate may be adjusted to reflect current market condition.

Key factors that could influence future average interest crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the fair market value bond strategies underlying the

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2012 and 2011

synthetic GIC; default or credit failures of any of the securities, investment contracts, or other investments held in the Trust; and the initiation of an extended termination (immunization) of the synthetic GIC.

The average market value yield of the contracts for 2012 and 2011 was 2.02% and 2.73%, respectively (calculated by taking the average of the monthly market value weighted yields of the investments).  The average yield earned by the contracts that reflects the actual interest credited to participants for 2012 and 2011 was 2.02% and 2.73% , respectively (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional and synthetic GIC may be different from each issuer, and can be found in the individual traditional or synthetic GICs held by the Plan. Examples of such events include:  the Plan’s failure to qualify under the Internal Revenue Code ("IRC") of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan fiduciaries do not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

4.    Derivatives

The Trust had forward foreign exchange contracts outstanding at December 31, 2012 and 2011 in various currencies.  At December 31, 2012 and 2011, the notional amount outstanding for these contracts in the Trust was $32,209,461 and $48,330,899, respectively, and is representative of activity during the year. The fair value of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust at fair value in the Statements of Net Assets Available for Benefits. The net currency gain/loss recognized during 2012 and 2011 by the Trust was $26,239 and $265,359, respectively. This amount is included in the Plan’s Interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss on the Statement of Changes in Net Assets Available for Benefits.  The Trust held no other material derivative financial instruments at December 31, 2012 and 2011.

5.    Tax Status

The IRS has determined and informed the Company by a letter dated December 31, 2002, that the Plan and the Trust are in compliance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator, Johnson & Johnson, and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.    Related Party Transactions

Certain Plan investments are shares of CCTs and are managed by State Street Global Advisors, a division of State Street. State Street is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  As of December 31, 2012 and 2011, the total market value of investments in the institutional commingled funds allocated to the Plan and managed by State Street was $3,363,197 and $2,806,419, respectively.

The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2012 and 2011, the market value of investments in Johnson & Johnson

Johnson & Johnson Savings Plan for Union Represented Employees
Notes to Financial Statements
December 31, 2012 and 2011

Common Stock was $24,228,966 and $23,202,771, respectively. During the year ended December 31, 2012, the Plan made purchases of $10,834,476 and sales of $11,589,826 of the Company’s common stock. The total dividend income received during 2012 was $865,738. The total realized and unrealized gains during 2012 were $2,591,387 and $5,010,597, respectively.

7.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$51,929,393	$47,912,799
Amounts allocated to withdrawing participants	(117,369)	—
Adjustment of synthetic GIC value from contract value to fair value	285,758	204,738
Net assets available for benefits per the Form 5500	$52,097,782	$48,117,537

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31, 2012
Benefits paid to participants per the financial statements	$4,679,067
Add: Amounts allocated to withdrawing participants at December 31, 2012 (not yet paid)	117,369
Benefits paid to participants per the Form 5500	$4,796,436

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2012
Total investment income per the financial statements	$4,573,577
Net change in adjustment from contract value to fair value for synthetic GIC value	81,020
Total investment income per the Form 5500	$4,654,597

8. Subsequent Events

The Plan has accessed subsequent events through June 25, 2013, the date the financial statements were available to be issued.